ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the "Agreement") is entered into as of April 15, 2011 by and between HEATWURXAQ, INC., a Delaware corporation ("Buyer"), and RICHARD GILES, an individual (the "Seller"). For reference to the Sections of this Agreement in which certain terms used herein are defined, see Section 7.14 on page 14. Buyer has been organized by the stockholders of Buyer, including Larry C. Griffin, David J. Eastman and Seller, for the purpose of acquiring the Business (as defined in Section 1.1) from Seller and obtaining funding for the development of the Business. Accordingly, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties agree as follows:

ARTICLE I PURCHASE AND SALE OF ASSETS

1.1 Business: Acquired Assets. Seller is engaged in the business of the design, manufacture and distribution of asphalt repair machinery under the "Heatwurx" brand, and related business and activities (the "Business"). Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller, all of the assets, properties and rights of Seller used in connection with the Business including, without limitation, those which are listed, identified or otherwise described on Schedule 1.1 attached hereto (collectively, the "Acquired Assets"). Notwithstanding any provision in this Agreement or any other writing or commitment (written or oral) to the contrary, Buyer will acquire only the Acquired Assets and neither Buyer nor any of its affiliates will acquire any other assets of Seller (or any predecessors or affiliates of Seller or any prior owners of all or part of their businesses and assets) of whatever nature, whether presently in existence or arising hereafter.

1.2 Accepted Liabilities. The Acquired Assets will be subject to only the obligations and liabilities which are listed, identified or otherwise described on Schedule 1.2 attached hereto (the "Accepted Liabilities"), none of which shall be assumed by Buyer. Notwithstanding any provision in this Agreement or any other writing or commitment (written or oral) to the contrary, Buyer will accept only the Accepted Liabilities and neither Buyer nor any of its affiliates will accept any other obligations or liabilities of Seller (or any predecessors or affiliates of Seller or any prior owners of all or part of their businesses and assets) of whatever nature, whether presently in existence or arising hereafter.

1.3 Purchase Price. In consideration of the sale and transfer of all of Seller's rights, title and interests in the Acquired Assets, Buyer shall pay to Seller the sum of Two Million Five Hundred Thousand Dollars ($2,500,000) (the "Purchase Price") as follows:

1.3.1 Closing Payment. The "Closing Payment" shall be a cash payment in the amount of $1,500,000. Buyer shall pay the Closing Payment to Seller at Closing by wire transfer of immediately available funds in accordance with wire transfer instructions provided to Buyer by Seller.

1.3.2 Senior Subordinated Note. The remainder of the Purchase Price shall be paid by the execution and delivery by Buyer to Seller of the Senior Subordinated Note of Buyer in the principal amount of $1,000,000 substantially in the form of Exhibit A attached hereto (the "Senior Subordinated Note").

1.4 Closing.

1.4.1 Date; Location. The closing of the purchase and sale of the Acquired Assets (the "Closing") provided for in this Agreement shall be held on April IS, 20 II, or on such other date as is mutually acceptable to Buyer and Seller, but in any event not later than five business days after satisfaction of the conditions set forth in Article IV hereof. The date on which the Closing occurs is referred to herein as the "Closing Date". The Closing shall take place at the offices of Parr Brown Gee & Loveless, 185 South State Street, #800, Salt Lake City, Utah 84111, or such other place as may be agreed to by the parties.

1.4.2 Seller Obligations. At the Closing, Seller shall deliver to Buyer the following (the form, content and substance of which shall be satisfactory to Buyer in all material respects):

(a) Such appropriately executed and authenticated instruments of sale, assignment, transfer and conveyance to Buyer of the Acquired Assets as Buyer or its counsel may reasonably request, such instruments to be satisfactory in form to Buyer and its counsel.

(b) The documents required to be delivered by Seller pursuant to Article IV.

1.4.3 Buyer Obligations. At the Closing, Buyer shall deliver to Seller the following (the form, content and substance of which shall be satisfactory to Seller in all material respects):

(a) The Closing Payment as provided in Section 1.3.1.

(b) The Senior Subordinated Note as provided in Section 1.3.2.

(c) The documents required to be delivered by Buyer pursuant to Article IV.

1.4.4 Subsequent Actions. If, at any time after the Closing, Buyer shall consider or be advised that any bills of sale, assignments, assurances, or any other actions or things are necessary or desirable to vest, perfect, or confirm of record or otherwise in Buyer the right, title, or interest in, to, or under any of the Acquired Assets or otherwise to carry out this Agreement, the officers and directors of Buyer shall be authorized to execute and deliver, in the name and on behalf of Seller, or otherwise, all such bills of sale, assignments, and assurances, and to take and do, in the name and on behalf of Seller or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect, or confirm any and all right, title, and interest in, to, and under such rights, properties, or assets in Buyer or otherwise to carry out this Agreement.

ARTICLE II REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of Seller. Seller hereby makes the following representations and warranties to Buyer:

2.1.1 Authority: Governmental Authorization. Seller has the power and authority to execute and deliver this Agreement and to consummate the transactions provided for in this Agreement (the "Transaction"). This Agreement constitutes the valid and binding obligation of Seller enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedies of specific performance and injunctive relief are subject to the discretion of the court before which any proceeding may be brought. No declaration, filing, or registration with, or notice to, or authorization, consent, or approval of, any governmental or regulatory body or authority, other than those which are referred to in this Agreement or have been obtained, is necessary for the execution and delivery of this Agreement by Seller or the consummation by Seller of the Transaction.

2.1.2 Litigation. No litigation, claim, proceeding or governmental investigation is pending for which Seller has been served or otherwise notified or, to the best knowledge of Seller, threatened or asserted against Seller, or Seller's properties or business including, but not limited to, claims, litigation or proceedings under product and/or services warranties or guarantees. There are no orders, judgments or decrees of any court or of any governmental agency or instrumentality (whether federal, state, local or foreign) to which Seller is a party which specifically apply to Seller or any of its properties, assets or operations. There is no litigation pending against any other person by Seller.

2.1.3 Compliance with Laws and Orders. Seller has complied with all laws, regulations, and orders applicable to him and to his assets or the conduct of his business. Seller has not received notice of any alleged violation of any laws, regulations or orders relating to Seller, the Acquired Assets or the conduct of Business.

2.1.4 Contracts and Commitments: Absence of Defaults: Violation of Agreements. Schedule 2.1.4 attached hereto contains a list of all of the contracts or agreements relating to the Business to which Seller is a party or by which Seller or any of the Acquired Assets is subject or bound ("Col/tracts"). All Contracts are valid, binding and enforceable in accordance with their terms, except as enforceability may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors' rights generally or by the availability of equitable remedies. Seller is not in default under or in violation of any provision of any of the Contracts to which he is a party or by which he or any of the Acquired Assets is subject or bound (with or without the lapse of time or the giving of notice or both). To the knowledge of Seller, the other party to any Contract is not in default under or in violation of any provision of such Contract (with or without the lapse of time or the giving of notice or both) which default would have a material adverse effect on the Business or the Acquired Assets. Seller has not received written notice of alleged nonperformance or other noncompliance with respect to its obligations under any of the Contracts nor any written notice that any of the contrasts may be totally or partially terminated or suspended by the other parties thereto. Neither the execution and delivery by Seller of this Agreement nor the consummation by it of the Transaction will conflict with, violate, result in a breach of or constitute a default under any of the Contracts or result in the creation of any lien or encumbrance upon the Acquired Assets. True and correct copies of the Contracts have been delivered to Buyer. The assignment of the Contracts to Buyer will not conflict with, violate, result in a breach of or constitute a default under any of the Contracts.

2.1.5 Intellectual Property.

(a) Schedule 1.1 lists all Intellectual Property Rights owned by Seller and/or used in connection with the Business and included in the Acquired Assets (the "Seller Intellectual Property Rights").

(b) Except as set forth in Schedule 2.1.5, Seller owns, possesses, has the right to use, has the right to transfer and has the right to bring actions for the infringement of the Seller Intellectual Property Rights.

(c) Except as set forth in Schedule 2.1.5, no royalties or other amounts are payable by Seller to other persons by reason of the ownership or use of the Seller Intellectual Property Rights.

(d) To the knowledge of Seller no service or product marketed or sold or currently proposed by Seller to be marketed or sold in connection with the Business violates or will violate any license or infringes any Intellectual Property Rights of another, nor has Seller received any notice that any of the Seller Intellectual Property Rights or the operation or currently proposed operation of the Business conflicts or will conflict with the rights of others, nor is there any reasonable basis to believe that any such violation, infringement, or conflict will exist.

(e) As used in this Agreement, the term "Intellectual Property Rights" means patents, trademarks, service marks, trade names, copyrights, inventions, trade secrets, proprietary processes and formulae, applications and registrations for patents, trademarks, service marks and copyrights, operational methodologies, technical papers and documents, proprietary codes and all similar intellectual property rights and interests.

2.1.6 Insurance. Schedule 2.1.6 attached hereto contains a list of all insurance policies or binders maintained by Seller, covering any property or asset of, or otherwise insuring, Seller with respect to the Business. All such policies and binders are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination has been received with respect to any such policy or binder. Schedule 2.1.6 also sets forth the name and amount of each pending claim (other than medical claims) made by Seller to the insurers under such policies. Seller has made available to Buyer a true and correct copy of each policy, binder, self insurance authorization and agreement listed in Schedule 2.1.6.

2.1.7 Environmental Matters.

(a) The Business is in all material respects in compliance with and has been since its inception in compliance with all applicable Environmental Laws. Seller has no knowledge of any past, present or, as anticipated by Seller, future events, conditions, activities, investigation, studies, plans or proposals that (i) would interfere with or prevent compliance with any Environmental Law by the Business or (ii) could reasonably be expected to give rise to any common law or other liability, or otherwise form the basis of a claim, action, suit, proceeding, hearing or investigation, involving the Business and related in any way to Hazardous Substances or Environmental Laws. "Environmental Laws" means all past and present laws, statutes, ordinances, rules, regulations, orders, guidelines, rulings, decrees, notices and determinations of any governmental authority pertaining to health, protection of the environment, natural resources, and regulation of activities involving a Hazardous Substance. "Hazardous Substances means any hazardous, toxic, radioactive or infectious substance, material or waste as defined, listed or regulated under any Environmental Law.

(b) No litigation, claim, proceeding or governmental investigation is pending regarding any environmental matter relating to the Business for which Seller has been served or otherwise notified or, to the knowledge of Seller, threatened or asserted against Seller. There are no orders, judgments or decrees of any court or of any governmental agency or instrumentality under any Environmental Law which specifically apply to Seller, the Business or any of Seller's operations. Seller has not received from a governmental authority or other person (A) any notice that it is a potentially responsible person for any contaminated site or (B) any request for information about a site alleged to be Contaminated or regarding the disposal of Hazardous Substances. There is no litigation or proceeding against any other person by Seller regarding any environmental matter.

2.1.8 Title to and Condition of Acquired Assets. Seller has good and marketable title to the Acquired Assets, free and clear of all mortgages, liens, claims, security interests, easements, rights of way, pledges, restrictions, charges or encumbrances of any nature whatsoever (collectively, "Liens"). All of the tangible personal assets included in the Acquired Assets have been maintained in all material respects in accordance with generally accepted industry practice. The tangible personal assets included in the Acquired Assets are in all material respects in good operating condition and repair, ordinary wear and tear excepted. The leased personal property included in the Acquired Assets is in all material respects in the condition required of such property by the terms of the leases applicable thereto. All items of inventories of products, if any, which are included in the Acquired Assets are in good condition and are of a quality usable and saleable in the ordinary course of business. The Acquired Assets include all of the assets, properties and rights which are necessary in order for the Business conducted by Seller prior to the Closing to be continued in substantially the same manner by Buyer after the Closing.

2.1.9 Employment and Contract Labor Agreements. Schedule 2.1.9 attached hereto sets for the names of all employees of Seller with respect to the Business and all persons providing services to Seller and the Business as contract services providers (collectively the "Employees"). Seller is not bound by or subject to (and none of the Acquired Assets is bound by or subject to) any written or oral, express or implied, employment contract, commitment or arrangement with any Employee. Seller is not bound by or subject to (and none of the Acquired Assets is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any person who is not an employee of Seller relating to services to be provided to or on behalf of Seller or the Business.

2.1.10 Financial Information: Accounts Receivable.

(a) Seller has provided to Buyer the financial information with respect to the Business and the Acquired Assets included in Schedule 2.10 attached hereto (the "Financial Information").

(b) All Accounts Receivable of Seller included in the Acquired Assets have arisen from bona fide transactions in the ordinary course of business and are collectible in full in accordance with their terms, except that the value of any account receivable the collection of which is currently doubtful has been written down to an amount not in excess of realizable market value. No counterclaims or offsetting claims or defenses to the collection of such receivables are pending or, to the knowledge of Seller, threatened

2.1.11 Absence of Certain Changes. Except as set forth on Schedule 2.1.11, since January 1, 2011 and through the date hereof:

(a) the Seller has conducted the Business in all material respects in the ordinary course;

(b) there has been no material adverse change in the business, assets, condition (financial or otherwise), results of operations or prospect of or with respect to the Business or the Acquired Assets; and

(c) there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Business or that is included in the Acquired Assets.

2.1.12 Taxes. All material tax returns required to have been filed with any Governmental Entity in accordance with any applicable Law with respect to the Business have been duly filed and are correct and complete in all material respects, all taxes shown as due and owing on such tax returns have been paid in full, no material claims have been asserted in writing and no proposals or deficiencies for any material taxes are being asserted, proposed or, to the knowledge of Seller, threatened, and no audit or investigation of any such tax return is currently underway, pending or, to the knowledge of Seller, threatened, and Seller has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party with respect to the Business.

2.1.13 Brokers and Finders. Seller has not employed any broker, finder or investment banker, or incurred any liability for any brokerage or investment banking fees, commissions or finder's fees, in connection with the Transaction.

2.1.14 Full Disclosure. The foregoing representations and warranties, taken as a whole, do not contain an untrue statement of a material fact or omit to state any material fact necessary to make any such representations and warranties not misleading.

2.2 Representations and Warranties of Buyer. Buyer hereby makes to Seller the following representations and warranties:

2.2.1 Due Organization and Valid Existence. Buyer is a corporation duly organized and validly existing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, operate, and lease its property and to carryon its business as it is now being conducted.

2.2.2 Authority; Governmental Authorization. Buyer has the power and authority to execute and deliver this Agreement and to consummate the Transaction. This Agreement has been duly and validly authorized by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedies of specific performance and injunctive relief are subject to the discretion of the content before which any proceeding may be brought. No declaration, filing, or registration with, or notice to, or authorization, consent, or approval of, any governmental or regulatory body or authority, other than those which have been made or obtained prior to the date hereof and those described in this Agreement, is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Transaction.

ARTICLE III COVENANTS

3.1 Covenants of Seller. Seller covenants and agrees with Buyer that Seller will use commercially reasonable efforts to effectuate the Transaction and to fulfill the conditions of his obligations under this Agreement described in Article IV. In addition, Seller covenants and agrees with Buyer as follows:

3.1.1 Conduct of Business, Etc. From and after the date of this Agreement to and including the Closing, Seller will carry on the Business in a reasonable and prudent manner consistent in all material respects with past practices, will notify Buyer of the occurrence of any event having a material impact upon the Business prospects or financial condition and, except as contemplated by this Agreement, without the prior written consent of Buyer, will not do any of the following:

(a) Purchase or otherwise acquire property or sell, lease or otherwise dispose of property.

(b) Enter into any material contracts, incur any material liabilities (other than in the ordinary course of business).

(c) Encumber or permit to be encumbered or dispose of any of the Acquired Assets.

(d) Make any distributions or pay any dividends on or relating to the Acquired Assets.

(e) Pay any bonuses to officers, agents, directors or consultants.

(f) Take any action inconsistent with preserving its existing Business and relations with employees, customers, clients, vendors, suppliers and others with whom it has business relationships, and with protecting the Acquired Assets.

(g) Enter into any material agreements or contracts affecting the Business or the Acquired Assets.

3.1.2 Breach of Representations and Warranties. Seller will not take any action which would cause or constitute a material breach of any of the representations and warranties set forth in Article II hereof or which would cause any of such representations and warranties to be inaccurate in any material respect. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Seller will give detailed notice thereof to Buyer and Seller use reasonable efforts to prevent or promptly to remedy such breach or inaccuracy.

3.1.3 Access to Information. Buyer and its representatives will be permitted to examine the Acquired Assets, to make copies of or abstracts from all of the records and books of Seller with respect to the Business and Acquired Assets, to make copies of all Contracts and other contracts or documents to which Seller is a party with respect to the Business and Acquired Assets, and to discuss the affairs, finances and accounts of the Business with Seller's employees, counsel and accountants. Seller will furnish promptly to Buyer such additional financial and operating data and other documents and information related to the Business and Acquired Assets as Buyer may from time to time request, including arranging meetings with customers, clients and/or vendors of Seller.

3.1.4 Consents. Seller will promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals of all parties whose consent or approval is necessary for the valid and effective consummation and completion of the Transaction or is necessary in order that Seller may validly, lawfully and effectively perform and carry out its obligations hereunder.

3.1.5 Exclusivity. As additional consideration for this Agreement, taking into consideration the resources committed and to be committed to this Agreement by Buyer and its representatives and agents, Seller further agrees that for a period from the date hereof until 20 days after the date hereof and regardless of whether or not any other provisions of this Agreement shall continue in effect during such period, (a) Buyer will have the exclusive right to negotiate for the purchase of the Acquired Assets or any part thereof or a similar transaction, (b) Seller will not directly or indirectly solicit, encourage or discuss a sale of the Acquired Assets or a similar transaction with any person or entity other than Buyer, and (c) Buyer will have a right of first refusal to match any competing offer relating to a sale of the Acquired Assets or a similar transaction, should such an offer to purchase materialize. Seller agrees that if Seller receives an offer or proposal relating to the possible sale of the Acquired Assets or any part thereof, Seller will immediately notify Buyer of said offer or proposal, the identity of the party making the offer or proposal and the specific terms of the offer or proposal.

3.2 Covenants of Buyer. Buyer covenants and agrees with Seller that Buyer will use commercially reasonable efforts to effectuate the Transaction and to fulfill the conditions of its obligations under this Agreement described in Article IV. Buyer covenants and agrees that it will not enter into any transactions or take any action that would be inconsistent with this Agreement.

3.3 Sales and Transfer Taxes. All state sales and transfer charges and taxes incurred in connection with the sale and transfer of the Acquired Assets to Buyer will be paid by Seller.

ARTICLE IV CONDITIONS

4.1 Conditions to the Obligations of the Parties. The obligations of the parties to consummate the Transaction are subject to the fulfillment at or before the Closing of each of the following conditions:

4.1.1 Litigation. There shall not be in effect any order, decree, or injunction of a court of competent jurisdiction restraining, enjoining, or prohibiting the consummation of the Transaction (each patty agreeing to use its best efforts, including appeals to higher courts, to have any such order, decree, or injunction set aside or lifted), and no action shall have been taken, and no statute, rule, or regulation shall have been enacted, by any state or the federal government or any governmental agency in the United States which would prevent the consummation of the Transaction.

4.1.2 Required Consents. Seller shall have obtained consents, in form reasonably satisfactory to Buyer, to the Transaction from the persons whose consent, if any, is required for the transfer or assignment to Buyer of any of the Acquired Assets.

4.1.3 Series A Preferred Stock Purchase Agreement and Senior Secured Notes Purchase Agreement. Buyer and the Purchasers named therein shall have entered into a Series A Preferred Stock Purchase Agreement and Senior Secured Notes Purchase Agreement (the "Stock and Notes Purchase Agreement") pursuant to which:

(a) Purchasers will purchase $1,500,000 principal amount of Senior Secured Notes from Buyer (the "Senior Secured Notes"), secured by a security interest in all of the assets of Buyer, including the Acquired Assets; and

(b) Purchasers will purchase 600,000 shares of Series A Convertible Preferred Stock of Buyer (the "Series A Preferred Stock") representing sixty percent (60%) of the outstanding capital stock of Buyer on a fully-diluted basis (excluding any shares of Common Stock issuable upon exercise of the stock options referred to in Section 4.1.6) for an aggregate purchase price of $500,000.

The Senior Secured Notes and the Series A Preferred Stock shall be issued, and the purchase prices therefor received by Buyer, concurrently with and conditional on the Closing. In addition, the Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement, and Voting Agreement referred to in the Stock and Notes Purchase Agreement shall be duly executed and delivered by all of the parties thereto concurrently with the Closing.

4.1.4 Seller Consulting Agreement. Buyer and Seller shall have executed and delivered a Consulting Agreement (the "Seller Consulting Agreement").

4.1.5 Griffin Employment Agreement. Buyer and Larry C. Griffin shall have executed and delivered an Employment Agreement (the "Griffin Employment Agreement").

4.1.6 Seller Stock Options. Buyer shall have delivered to Seller a Performance Stock Option Agreement (the "Seller Option Agreement") pursuant to which Seller has the option to purchase an aggregate of 200,000 shares of Common Stock of Buyer.

4.1.7 Restated Charter. The Amended and Restated Certificate of Incorporation of Buyer (the "Restated Charter") shall have been duly filed with the Secretary of State of Delaware.

4.2 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the Transaction are subject to the fulfillment (or waiver by Seller) at or before the Closing Date of each of the following additional conditions:

4.2.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of that date.

4.2.2 Compliance with Covenants and Conditions. Buyer shall have performed and complied with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

4.2.3 Closing Certificate. Seller shall have received a certificate of an executive officer of Buyer certifying: (a) that each of the representations and warranties made by Buyer in this Agreement is true and correct in all material respects on the Closing Date as though made on and as of the Closing Date; and (b) that Buyer has performed and complied with all agreements and covenants under this Agreement to be performed or complied with by it prior to or at the Closing Date.

4.3 Additional Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the Transaction are subject to the fulfillment (or waiver by Buyer) at or before the Closing Date of each of the following conditions:

4.3.1 Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of that date.

4.3.2 Compliance with Covenants and Conditions. Seller shall have performed and complied with all agreements and covenants required by this Agreement to be performed or complied with by him prior to or at the Closing Date.

4.3.3 Closing Certificate. Buyer shall have received a certificate of Seller certifying:

(a) that each of the representations and warranties made by Seller in this Agreement is true and correct in all material respects on the Closing Date as though made on and as of the Closing Date; and (b) that Seller has performed and complied with all agreements and covenants under this Agreement to be performed or complied with by him prior to or at the Closing Date.

4.3.4 Proceedings. All actions, proceedings, instruments, and documents required to carry out the Transaction and all other related legal matters shall have been reasonably satisfactory to and approved by Buyer and Buyer shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as shall have been reasonably requested by it.

4.3.5 No Material Adverse Change. Since the date hereof there shall have been no damage to or destruction of any of the Acquired Assets (whether or not covered by insurance), or any other event, development or condition of any character, including any change in business, properties, results of operations or financial condition, which has had or could reasonably be expected to have a material adverse effect on the Business or the Acquired Assets.

4.3.6 Satisfactory Completion of Due Diligence. Buyer shall have completed its review and investigation of the Business and the Acquired Assets and shall be satisfied in its sole discretion as to the Business and the Acquired Assets.

ARTICLE V SURVIVAL AND INDEMNIFICATION

5.1 Survival. All representations and warranties of any party contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the Transaction until six months after expiration of the statutes of limitations applicable to the matters covered thereby (including any extensions thereof). Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence if a Claim Notice (or its equivalent) with respect to a breach of such representation or warranty shall have been given prior to such date.

5.2 Indemnification by Seller. From and after the Closing and subject to the limitations of this Article V, Seller will indemnify and hold harmless Buyer and its officers, directors, stockholders, employees and agents (collectively, the "Buyer Indemnified Parties") from, for, and against any Losses incurred by a Buyer Indemnified Party by reason of or arising out of (a) any inaccuracy in any representation or warranty of Seller made in this Agreement, (b) any breach of a covenant by Seller in this Agreement, or (c) any obligations or liabilities of Seller other than the Accepted Liabilities. The indemnification obligation of Seller under this Agreement shall not exceed the purchase price of the Acquired Assets.

5.3 Indemnification by Buyer. From and after the Closing and subject to the limitations of this Article V, Buyer will indemnify and hold harmless Seller and its officers, directors and stockholders (collectively, the "Seller Indemnified Parties") from, for, and against any Losses incurred by a Seller Indemnified Party by reason of or arising out of (a) any inaccuracy in any representation or warranty of Buyer made in this Agreement, (b) any breach of a covenant by Buyer in this Agreement, or (c) any Accepted Liabilities.

5.4 Losses. As used in this Article V, the term "Losses" shall include: (a) all debts, liabilities and obligations; (b) all losses, damages (including, without limitation, consequential damages), judgments, awards, settlements, costs (including without limitation costs of complying with any governmental order) and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter», penalties, court costs and attorneys' and paralegals' fees and expenses in connection with any trial, appeal, petition for review or administrative proceeding); and (c) all third party demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid.

5.5 Procedure Relating to Claims.

5.5.1 Notice of Claim. The indemnified party shall notify the indemnifying party in writing, and in reasonable detail, of the proposed claim for indemnification within sixty (60) calendar days after the indemnified party reasonably becomes aware of the facts or circumstances upon which the claim may be based (the "Claim Notice"); provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure.

5.5.2 Third-Party Claims. The indemnified party shall give notice to the indemnifying party, in accordance with Section 5.5.1, of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder (a "Third-Party Claim"). The indemnifying party may, at its own expense, (a) participate in and (b) upon notice to the indemnified party and the indemnifying party's written agreement that the indemnified party is entitled to indemnification for Losses arising out of such claim, suit, action or proceeding, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, that (y) the indemnifying party's counsel is reasonably satisfactory to the indemnified party and (z) the indemnifying party shall thereafter consult with the indemnified party upon the indemnified party's request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the indemnifying party assumes such defense, the indemnified party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party. If the indemnifying party does not assume such defense, the indemnifying party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnified party. Whether or not the indemnifying party chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof. In the event that the indemnifying party elects not to assume the defense of any claim, suit, action or proceeding, such election shall not relieve the indemnifying party of its obligations hereunder.

5.5.3 Direct Claims. If an indemnified party notifies an indemnifying party of any claim for indemnification hereunder that does not involve a Third-Party Claim (a "Direct Claim"), within 45 days after the date of such notice the amount of Losses payable pursuant to this Article V shall be paid to the indemnifying party unless the indemnifying party disputes in writing its liability for, or the amount of, any such Losses within such 45-day period, in which case such payment shall be made in respect of any matters not so disputed, and any Losses in respect of the matters so disputed shall be paid within ten business days after any final determination (by mutual agreement, litigation, arbitration or otherwise) that the indemnifying party is liable therefor pursuant to this Article V.

5.6 Calculation of Indemnity Payment. The amount of any loss, liability, claim, damage, expense or Tax for which indemnification is provided under this Article V shall be net of any amounts recovered or recoverable by the indemnified party under insurance policies with respect to such loss, liability, claim, damage, expense or Tax. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price, as applicable, for Tax purposes, unless a final determination with respect to the indemnified party or any of its affiliates causes any such payment not to be treated as an adjustment to the Purchase Price, as applicable for United States federal income tax purposes.

5.7 Setoff Against Senior Subordinated Note. Buyer shall have the right, in its sole discretion, to setoff against any principal or interest payments to be made by Buyer pursuant to the Senior Subordinated Note, the amount of any Losses for which Seller may be liable to Buyer pursuant to Section 5.2

ARTICLE VI TERMINATION

6.1 Termination by Seller and/or Buyer. This Agreement may be terminated at any time prior to the Closing as follows:

6.1.1 Mutual Consent. By mutual written consent of Seller and Buyer.

6.1.2 Delayed Closing. By either Seller or Buyer if the Closing shall not have occurred on or before May 31, 2011; provided, that the right to terminate this Agreement under this Section 6.1.2 shall not be available to a party whose failure to fulfill any obligation under this Agreement has been a significant cause of, or in any significant respect resulted in, the failure of the Closing to occur on or before that date.

6.1.3 Material Breach by Buyer. By Seller if there is a material breach of any of the representations and warranties of Buyer contained herein or if Buyer fails to comply in any material respect with any of its covenants or agreements contained herein and such breach or failure to comply is not remedied within 10 days after receiving a written notice thereof from Seller.

6.1.4 Material Breach by Seller or Stockholders. By Buyer if there is a material breach of any of the representations and warranties of Seller contained herein or if Seller fails to comply in any material respect with any of his covenants or agreements contained herein and such breach or failure to comply is not remedied by Seller within 10 days after receiving a written notice thereof from Buyer.

6.1.5 Court Proceeding. By either Seller or Buyer if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment, or decree (other than a temporary restraining order or preliminary injunction) restraining, enjoining, or otherwise prohibiting the Transaction and such order, judgment, or decree shall have become final and nonappealable.

6.2 Effect of Termination. Except as set forth below in this Section 6.2 and as provided in Sections 3.1.6, 7.1, 7.10, 7.11, 7.12, 7.13 and 7.14, upon the termination pursuant to Section 6.1, this Agreement shall forthwith become null and void and no parity to this Agreement shall have any liability or further obligation to the other party by reason of this Agreement, other than for damages to the extent arising from a breach of this Agreement. Notwithstanding the foregoing, it is expressly agreed and understood that nothing in this Agreement shall preclude any party from seeking specific performance, injunctive relief, or any other remedies in the event of any breach or violation of any provision of this Agreement by the other party, and each party acknowledges that, in light of the unique benefit to it of its rights under this Agreement, such remedies shall be available in respect of any such breach or violation by it in any suit properly instituted in a court of competent jurisdiction.

ARTICLE VII MISCELLANEOUS AND GENERAL

7.1 Payment of Expenses. Each party shall pay its own out-of-pocket legal, accounting, and other expenses incidental to this Agreement and the transactions contemplated hereby, except as otherwise provided in Section 7.10 hereof.

7.2 Entire Agreement. This Agreement, including the Exhibits and Schedules attached hereto and the other agreements referred to herein, constitutes the entire agreement among the parties hereto and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof.

7.3 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing express or implied in this Agreement is intended or shall be construed to confer upon or give to a person, firm, corporation, or entity other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

7.4 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified, and supplemented at any time prior to or at the Closing by written agreement among the parties.

7.5 Waiver. At any time prior to the Closing a party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of another party contained in this Agreement or any document delivered by any other party pursuant hereto, and (c) waive compliance with any of the agreements or conditions to the obligations of any other party contained in this Agreement. Any extension or waiver by a party shall be valid only if set forth in an instrument in writing signed on behalf of such party.

7.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

7.7 Captions. The article, section, and paragraph captions herein are for convenience of reference only, do not constitute a part of this Agreement, and shall not be deemed to limit or otherwise affect any of the provisions hereof.

7.8 Notices. All notices, requests, demands, waivers, and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by facsimile or e-mail as follows:

If to Seller:

Richard Giles

6300 Sagewood Drive, Suite 400

Park City, Utah 84098

Email: rich@heatwurx.com

For Buyer:

Heatwurxaq, Inc.

136 Heber Avenue, Suite 304

Park City, Utah 84060

Attn: Larry C. Griffin

Fax No.: 435-647-5614

Email: Larry.Griffin@huntcrcapital.com

or to such other person or address as any party shall specify by notice in writing. All such notices, requests, demands, waivers, and communications shall be deemed to have been received on the date of confirmed delivery or on the third business day after the mailing thereof.

7.9 Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

7.10 Fees and Expenses. Should any litigation be commenced in connection with this Agreement, the parity prevailing shall be entitled, in addition to such other relief as may be granted, to a reasonable sum for such party's attorneys' fees and expenses determined by the court in such litigation or in a separate action brought for that purpose.

7.11 Separability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

7.12 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer rights or benefits on any third party.

7.13 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Buyer or Seller without the prior written consent of the other party hereto; provided, however, that Buyer may assign its rights and obligations under this Agreement to a wholly owned subsidiary of Buyer.

7. 14 Definitions, Schedule References and Exhibit References. As used in this Agreement, the following terms have the meanings assigned thereto, and the Schedules and Exhibits are referenced, in the Sections indicated below:

Defined Term	Section
Acquired Assets	1.1
Accepted Liabilities	1.2
Business	1.1
Claim Notice	5.5.1
Closing	104.1
Closing Date	104.1
Closing Payment	1.3.1
Contracts	2.104
Direct Claim	5.5.3
Employees	2.1.9
Environmental Laws	2.1.7
Griffin Employment Agreement	4.1.5
Hazardous Substance	2.1.7
Intellectual Property Rights	2.1.5(e)
Liens	2.1.8
Losses	5.4
Purchase Price	1.3
Restated Charter	4.1.8
Seller Consulting Agreement	4.6.4
Seller Indemnified Parties	5.3
Seller Intellectual Property Rights	2.1.5
Seller Option Agreement	4.1.6
Senior Secured Notes	4.1.3
Senior Subordinated Note	1.3.2
Series A Preferred Stock	4.1.3
Third-Party Claim	5.5.2
Transaction	2.1.1
Schedule References	Section
Schedule 1.1	1.1
Schedule 1.2	1.2
Schedule 2.104	2.104

Schedule 2.1.5	2.1.5
Schedule 2.1.6	2.1.6
Schedule 2.1.9	2.1.9
Schedule 2.1.1 0	2.1.10
Schedule 2.1.1 I	2.1.11
Exhibit References	Section
Exhibit A	1.3.2

IN WITNESS WHEREOF, this Asset Purchase Agreement has been duly executed and delivered by the parties hereto as of the date first set forth above.

SELLER:

/s/Richard Giles

BUYER: HEATWURXAQ, INC.

By: /s/Larry Griffin

    CEO, President

SCHEDULE 1.1

Acquired Assets

1.

Personal Property and Equipment. The items of personal property and equipment listed or otherwise identified on Attachment A to this Schedule 1.1.

2.

Customer Contracts. Any and all contracts, agreements, rights and understandings with customers, clients and or similar persons listed on Attachment B to this Schedule 1.1 (whether or not services currently are being provided by Seller to such persons), together with all documents and records related thereto (the "Customer Contracts").

3.

Other Contracts. The contracts, agreements, rights and understandings listed, described or otherwise specifically referred to on Attachment C to this Schedule 1.1, together with all documents and records related thereto (the "Other Contracts

4.

Seller Intellectual Property Rights. Any and all rights, title and interest of Seller in, to and under Intellectual Property Rights listed, described or otherwise specifically referred to on Attachment D to this Schedule 1.1, together with all documents and records related thereto, including domain names and web/internet sites and addresses.

5.

Customer Accounts Receivable. Any and all billed accounts receivable and/or unbilled services related to the Customer Contracts (the "Customer Accounts Receivable").

6.

Seller's Name. All rights, title and interest of Seller in and to the name "Heatwurx", and any and all other names used in connection with the Business.

7.

Additional Items. The other assets, properties, rights and interests that are listed or described on Attachment E to this Schedule 1.1, together with all documents and records related thereto (the "Additional Items").

ATTACHMENT A TO SCHEDULE 1.1

None.

ATTACHMENT B TO SCHEDULE 1.1

1. Pending distribution agreement with Wheeler Machinery in Salt Lake City, Utah.

2. All aspects of a developing relationship with Caterpillar, Inc.

ATTACHMENT C TO SCHEDULE 1.1

1. Pending manufacturing agreement with Bowman Kemp in Ogden, Utah;

2. Pending manufacturing or licensing agreement with Caterpillar and subsidiaries

ATTACHMENT D TO SCHEDULE 1.1

1.

Heatwurx trademark.

2.

"Heatwurx" and all related tradenames.

3.

heatwurx.com website and all related IP addresses.

4.

HWX 30 product name, description and marketing collateral and all related parts, add-ons and all manufacturing drawings, descriptions and know how.

5.

HWX AP40 product name, description and marketing collateral and all related parts, add-ons and all manufacturing drawings, descriptions and know how.

6.

HWX 115 product name, description and marketing collateral and all related parts, add-ons and all manufacturing drawings, descriptions and know how.

7.

Heatwurx Rehab oil product name, descriptions and marketing collateral and all related know how.

8.

Any derivatives of 4-7 above.

9.

Provisional patent application made June 24, 2010 for "Asphalt Repair System and Method" as filed by Clayton, Howarth & Cannon, attorney docket number TI2183.PROV.

10.

Non-provisional patent application made December 31, 2009 (as priority to filing made January 2,2009) for "Infrared Heating System and Method for Heating Surfaces" as filed by Clayton, Howarth & Cannon, attorney docket number T 11872.

11. All corresponding rights, remedies and continuing ability to assert further claims to 9-I0 above.

12.

All artwork, photos, videos and related collateral material relating to the Heatwurx brand, product and process, including the right to use the likeness of Mr. Giles (without royalty) as currently contained in that material.

ATTACHMENT E TO SCHEDULE 1.1

I. ASHTO TIG Nomination.

2. Relationship with UDOT.

3. Relationship with TXDOT.

4. Relationship with Federal Highways, including Highways for Life program.

5. National Parks relationship.

6. All business opportunities that arise from the above.

SCHEDULE 1.2

Accepted Liabilities

1.

Customer Contracts. Any obligation or liability for payment or performance under any Customer Contract that arises after the Closing Date and relates solely to the period after the Closing Date.

2.

Other Contracts. Any obligation or liability for payment or performance under any of the Other Contracts that arises after the Closing Date and relates solely to the period after the Closing Date.

3.

Other Liabilities. The obligations or liabilities listed or otherwise identified on Attachment A to this Schedule 1.2.

SCHEDULE 2.1.4

None

SCHEDULE 2.1.5

None

SCHEDULE 2.1.6

None

SCHEDULE 2.1.9

None

SCHEDULE 2.1.10

None

SCHEDULE 2.1.11

None